EXHIBIT 99.3

SINOVAC TO PRESENT AT THE UBS GLOBAL LIFE SCIENCES
CONFERENCE AND ANNOUNCES ADDITIONAL FUNDING

BEIJING, Sep 20, 2005 (BUSINESS WIRE) -- Sinovac Biotech Ltd (AMEX:SVA) today announced that it will present at the Union Bank of Switzerland (UBS) Global Life Sciences Conference; has received a government grant for the development of an avian flu vaccine for humans; and received a USD 4.94 million dollar commercial credit line from a Chinese commercial bank.

UBS Global Life Sciences Conference

The presentation will be given Monday, September 26 2005, 8:00 a.m. (EST), at the Grand Hyatt New York in New York City. It includes a review of the Company's business strategy and financial raising plans, followed by a question and answer session. Mr. Weidong Yin, CEO of Sinovac will represent the Company.

The four-day conference with almost 400 companies focuses on biotechnology, life sciences, medical technology, and pharmaceutical fields. An audience of approximately 4,000 mostly institutional investors is expected.

Audio transmission of the presentation will be available live via the internet. To access the presentation, please visit http://www.ibb.ubs.com (click on the "Conferences" icon in the center right of the page and then follow the link for the Global Life Sciences Conference). A replay of the presentation will begin three hours after the actual presentation time and will be available until October 28, 2005.

Sinovac Financials

As with other countries, the Chinese government has demonstrated its commitment to defeating the anticipated avian flu pandemic. Most recently they did this by granting funds to Sinovac for avian flu vaccine research and development. The amount of funds is not specified; rather they will be provided in stages to cover the entire research and development process. This is the first time a grant has been awarded to cover expenses from the earliest stages of an R&D project.

According to the agreement between the Chinese Center for Disease Control and Sinovac in December 2004, Sinovac is responsible for avian flu vaccine research, development, application and production. Under the terms of the agreement, the new drug certificate, production license, and patents will all be applied for by Sinovac and as a result the commercial rights will be entirely owned by Sinovac.

In addition, Sinovac received a USD 4.94 million dollar credit line from China Construction Bank. The loan has a maturity of three years, with a 5.31% interest rate. This represents a preferred low interest rate as commercial loan interest rates are typically 6.3 - 6.9%. Sinovac will use it as a support for the daily operation and to increase productivity.

About Sinovac

Sinovac Biotech Ltd. is committed to becoming a world leader in the research and development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as SARS and Avian Flu Influenza (a.k.a. "bird flu"). The Company's objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com

For additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE

STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

 Sinovac Biotech Ltd. (AMEX:SVA)

SOURCE: Sinovac Biotech Ltd.

CONTACT:     Sinovac Biotech Ltd. - Craig H. Bird
Investor Relations
(215) 782 - 8682 or
Toll Free: 1-866-360-8682 (North America)
info@sinovac.com
http://www.sinovac.com